FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CARDERO RESOURCE CORP. (the “Issuer”)
Suite 2300, 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3

Item 2.	Date of Material Change

September 23, 2014

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is September 23, 2014. The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange via CNW.

Item 4.	Summary of Material Change

The Issuer reports that the acquisition of additional coal license applications and, an increase in secured line of credit and extension of USD 2.0 million secured loan.

Item 5.	Full Description of Material Change

The Issuer reports that it has completed the acquisition of 13 applications for coal licenses contiguous to the Carbon Creek Project. The Issuer has also negotiated a USD 1.0M increase in its existing USD 5.0M line of credit (“Credit Line”) from entities (“Lenders”) controlled by Mr. Robert C. Kopple of Los Angles, California as well as a one-year extension on the due date of its outstanding USD 2.0M secured note held by a Lender.

Acquisition of New Coal License Applications

The Issuer’s wholly owned subsidiary, Cardero Coal Ltd. (“Cardero Coal”) has completed the acquisition of a 100% interest in 13 coal license applications (“Applications”) from a third party. The Applications are contiguous with the eastern and western borders of the Carbon Creek property (“Carbon Creek”) (Figure

1). The Applications have been offered to the Carbon Creek Partnership for inclusion in the Carbon Creek Joint Venture. Carbon Creek now consists of 30,391 hectares of coal exploration licenses and license applications, more than double the previous land package.

Cardero Coal intends to complete a thorough assessment of the ground covered by the Applications, which it believes has significant potential to host metallurgical coal resources. The assessment is in process, and the results of mapping and prospecting are expected to be released in the coming weeks.

Increase in Credit Line

The Issuer and the Lenders have agreed to increase the Credit Line by USD 1.0 M, to USD 6.0M. In consideration of this increase, the Issuer will issue to the Lenders, in the respective quantities as directed by the Lenders, an aggregate of 16,100,000 transferrable common share purchase warrants (“Credit Line Warrants”), exercisable at the greater of (i) 75% of the five day VWAP of the Issuer’s common shares on the TSX as of the date of execution of the term sheet, or (ii) $0.05, and having a term of seven years. At the discretion of the Lenders, the Credit Line Warrants may be exercised on a cashless basis. Interest continues to be payable by the Issuer on the amount outstanding under the Credit Line from time to time at the rate of 10% per annum. The due date of the Credit Line remains unchanged (January 5, 2016), and the existing security granted by the Issuer in connection with the Credit Line will remain in place, provided that Cardero Coal will also grant to the Lenders a new GSA as allowed by and in accordance with the Carbon Creek Joint Venture Agreement. In addition, the obligation of the Issuer to raise, through one or more private placements of equity or subordinated debt, an aggregate minimum net amount of USD 2.2M has been extended to August 1, 2015, although the minimum amount has been increased to USD 2.42M.

Extension of Due Date of USD 2.0M Secured Note

The Issuer and the Lender holding the USD 2.0M secured note (“Note”) originally due August 8, 2014 have agreed to extend the due date of the Note for a period of one year to August 8, 2015, and to increase the principal amount of the Note to include the accrued USD 200,000 interest owing. In consideration of such extension, the Issuer will issue to the Lender 27,500,000 transferrable common share purchase warrants exercisable at the same price, and for the same term, as the Credit Line Warrants (“Note Extension Warrants”). The Note Extension Warrants may also be exercised on a cashless basis at the discretion of the Lender.

Both the Credit Line Warrants and the Note Extension Warrants will contain standard anti-dilution provisions. In addition, for so long as any of such warrants or any existing warrants currently held by or agreed to be issued to the Lenders remain outstanding and are held by a Lender, the Lenders will have the right to participate in all future equity financings undertaken by the Issuer as to their respective percentage equity holdings of the Issuer as if the warrants then held by the Lenders were fully exercised, subject to receipt of any necessary regulatory approvals/acceptances.

Shareholder Approval

As the issuance of the Credit Line Warrants and the Note Extension Warrants represents a number of securities of the Issuer being made issuable that exceeds 25% of the Issuer’s present issued capital, and as the exercise price may represent a discount to the market price of the common shares at the time of issuance, shareholder approval to both the issuance, and the exercise price, is required under the TSX rules. In addition, as additional consideration for the increase in the Credit Line and the extension of the due date under the Note, the Issuer has agreed to seek the approval of its shareholders to an amendment to the existing transferrable warrants held by or to be issued to the Lenders to reduce the current exercise price thereof (being $0.095 (28,359,066 warrants) and $0.10 (38,417,396 warrants)) to the same exercise price as the Credit Line Warrants. The Issuer will call a special general meeting of its shareholders within 120 days to seek such approvals. If such approvals are not obtained, such failure will constitute an event of default under both the Credit Line and the Note.

Assuming the full exercise of all of the Credit Line Warrants and the Note Extension Warrants, as well as the 66,776,462 warrants currently held by, or previously agreed to be issued to, the Lenders (“Existing Warrants”), the Lenders, together with their associates and affiliates, and including their current shareholdings, would then hold approximately 51.36% of the Issuer’s then issued shares. The Issuer has also previously agreed to permit the exercise of the Existing Warrants on a cashless exercise basis.

The issuance of the Credit Line Warrants and the Loan Extension Warrants, and the repricing of the Existing Warrants is, in each case, subject the acceptance thereof filing thereof by the TSX. The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws. Such securities may not be offered or sold in the United States or to, or for the account or benefit of, a U.S. person, except pursuant to such registration or available exemptions therefrom.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements regarding the discovery and delineation of mineral deposits/resources/reserves, the potential for the lands covered by the new license applications to have significant potential to host metallurgical coal resources, the completion and closing of the extension of the USD 2.0M note and the increase in the Credit Line, the planned use of funds advanced under the Credit Line, business and financing plans and business trends, are forward-looking statements. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Issuer may produce or plan to produce, significant increases in the amount or cost of any of the machinery, equipment or supplies required to develop and operate a mine at Carbon Creek, a significant change in the availability or cost of the labor force required to operate a mine at Carbon Creek, significant increases in the cost of transportation for the Issuer’s products, the Issuer’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s 2014 Annual Information Form filed with certain securities commissions in Canada and the Issuer’s 2014 annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Hendrik van Alphen, President & CEO
Business Telephone No.: (604) 408-7488

Item 9.	Date of Report

September 23, 2014